Item 27. Exhibit (d) v.

C.M. LIFE INSURANCE COMPANY
100 Bright Meadow Boulevard
Enfield, CT 06082

BASIC DEATH BENEFIT ENDORSEMENT

This Endorsement modifies the Contract to which it is attached.  The effective date of this Endorsement is the Issue Date shown on the Contract Schedule of the Contract or a later date acceptable to the Company.  In case of a conflict with any provision in the Contract, the provisions of this Endorsement will control.  The following hereby amends and supersedes the section of the Contract captioned “Proceeds Payable On Death - Death Benefit Amount During the Accumulation Period”:

PROCEEDS PAYABLE ON DEATH
DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

Prior to attaining Age 80, the death benefit during the Accumulation Period, will be the greater of:

1. the Purchase Payments, reduced by an adjustment for each withdrawal.  The adjustment is equal to A divided by B, with the result multiplied by C, where:

A = the Contract Value withdrawn;
B = the Contract Value immediately prior to the withdrawal; and
C = the most recently adjusted Purchase Payments; or

2.  the Contract Value.

The Death Benefit that is payable is determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election of the payment method at its Annuity Service Center, adjusted for any applicable charges.

After attaining Age 80 the death benefit during the Accumulation Period will be equal to the Contract Value determined at the end of the Valuation Period during which the Company receives both due proof of death and an election of the payment method at its Annuity Service Center.

If Joint Contract Owners are named, the Age of the oldest Joint Contract Owner will be used to determine the Death Benefit.  If the Contract is owned by a non-natural person, then Contract Owner shall mean Annuitant.

Signed for C.M. Life Insurance Company by:

[ ABC ]	[ ABC ]

[SECRETARY]	[PRESIDENT]

MU03DBasic	01-03